April 29, 1997









Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                         Re:      New Century Energies, Inc.
                                  SEC File Number 70-9005

Dear Sirs:

     We have acted as counsel for New Century Energies, Inc., a Delaware corporation ("NCE"), in connection with its Form U-1 Application/Declaration (File No. 70-9005), as amended ("Declaration"), filed with the Securities and Exchange Commission ("SEC") with respect to the proposed transactions described therein ("Proposed Transactions"). In the Declaration authority is requested for NCE to implement a stockholder rights plan ("Plan") and to enter a related Rights Agreement ("Agreement") with The Bank of New York, as agent.

     Pursuant to the Plan, the board of directors of NCE would declare a dividend distribution of one right ("Right") for each outstanding share of common stock, $1.00 par value per share, of NCE ("Common Stock") to stockholders of record at the close of business on a specified record date. In addition, each holder of a share of Common Stock issued after the record date would similarly be entitled to receive one Right for each such share. Each Right would initially
(i) entitle the holder to purchase from NCE one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") at a price per share to be determined by the NCE board, subject to adjustment, (ii) be evidenced by the certificates for shares of Common Stock and (iii) only be transferable with the Common Stock. A certificate of designation setting forth the voting power, designation, preferences, rights and qualifications of the Preferred Stock ("Certificate of Designation") would be filed in Delaware.

     Separate certificates evidencing the Rights would be issued to such holders of Common Stock a specified time after (i) a person or affiliated group acquires the ownership of 10% or more of the voting power of the outstanding voting securities of NCE or (ii) the announcement of a tender offer or exchange offer (incipient or already begun) which would result in a person owning 10% or more of such voting power. Once a person obtains beneficial ownership of 10% or more of the voting power of the outstanding voting securities of NCE, the holder of a Right (except such 10% or more holder or its successors and assigns) would be able to receive, upon exercise, Common Stock or other assets having a value equal to two times the purchase price of the Right then in effect. Alternatively, the NCE board has the option to exchange the outstanding Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. The terms and conditions of the Plan are as described in more detail in the Declaration.

     In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of NCE and such other documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinions set forth herein. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

     The opinions expressed below in respect of the Proposed Transactions are subject to the following assumptions and conditions:

     (a) The Rights Agreement, the dividend distribution of the Rights, the issuance of Preferred Stock or Common Stock, as the case may be, and the other aspects of the Proposed Transactions shall have been duly authorized and approved by the Board of Directors of NCE.

     (b) The Rights Agreement shall have been duly executed and delivered by the parties thereto.

     (c) The Board of Directors of NCE shall have adopted appropriate resolutions approving the terms of the Preferred Stock and the required filing of the Certificate of Designation with the Secretary of State of the State of Delaware shall have been made.

     (d) The Commission shall have duly entered an appropriate order or orders with respect to the Proposed Transactions as described in the Declaration granting and permitting the Declaration to become effective under the Act and the rules and regulations thereunder.

     (e) The consummation of the Proposed Transactions shall be conducted with our involvement and all legal matters incident thereto shall be satisfactory to us.

     Based on the foregoing, and subject to the assumptions and conditions set forth herein, and having regard to legal considerations which we deem relevant, we are of the opinion that, in the event the Proposed Transactions are consummated in accordance with the Declaration:

          1. No state commission has jurisdiction over the Proposed
     Transactions;

          2. NCE is validly organized and duly existing;

          3. Upon issuance on the effective date of the Rights dividend, the Rights will have been validly issued and the holders of the Rights will be entitled to the rights and privileges appertaining thereto set forth in the Rights Agreement;

          4. The shares of Preferred Stock when issued pursuant to the Plan will be validly issued, fully paid and nonassessable, and the holders of such shares will be entitled to the rights and privileges appertaining thereto set forth in the certificate of incorporation of NCE, as amended by the Certificate of Designation;

          5. The shares of Common Stock, when issued pursuant to the Plan will be validly issued, fully paid and nonassessable, and the holders of such shares will be entitled to the rights and privileges appertaining thereto set forth in the certificate of incorporation of NCE;

          6. All state laws applicable to the Proposed Transactions will have been complied with; however, we express no opinion as to need to comply with state blue sky laws;

          7. The consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by NCE or any associate company thereof.

     We hereby consent to the use of this opinion in connection with the Declaration.


                                            Very truly yours,


                                            /s/ CAHILL GORDON & REINDEL